PARTNERS

CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

CLIVE W. ROUGH ◆

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

ANDREW L. FOSTER (NEW YORK)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com June 7, 2018

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Confidential

Ms. Anne Nguyen Parker

Ms. Sonia Bednarowski

Mr. Doug Jones

Ms. Theresa Brilliant

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	NIO Inc. (CIK No. 0001736541)

Response to the Staff’s Comments on the Draft Registration

Statement on Form F-1 Confidentially Submitted on April 27, 2018

Dear Ms. Parker, Ms. Bednarowski, Mr. Jones and Ms. Brilliant:

On behalf of our client, NIO Inc., a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 24, 2018 on the Company’s draft registration statement on Form F-1 confidentially submitted on April 27, 2018 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to include its unaudited interim condensed consolidated financial statements for the three months ended March 31, 2018 and related financial information.

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Prospectus Summary

Overview, page 1

1.	We note your disclosure on page 1 that “[a]s of March 31, 2018, [you] had received over 17,000 ES8 reservations with deposits.” Please summarize the terms of the deposits. For example, disclose here that the deposits of RMB 5,000 are fully refundable for any reason, and disclose the percentage of the total cost of the vehicle required to reserve the ES8. In addition, we note your disclosure on page 18 that after the vehicle is in production, an additional non-refundable deposit is required. Disclose the number of vehicles you currently have in production and the number of non-refundable deposits you have received.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 110 and 115 of the Revised Draft Registration Statement.

Corporate History and Structure, page 5

2.	We note your disclosure on page 5 that “[i]n April 2018, [you] entered into a series of contractual arrangements with Shanghai Anbin Technology Co., Ltd and Beijing NIO Network Technology Co., Ltd., [your] VIEs, and their shareholders, to conduct certain future operations in China.” Please briefly summarize the “certain future operations” you expect to accomplish with the VIE entities.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 93 of the Revised Draft Registration Statement.

Risk Factors

Risks Relating to Our Business

Manufacturing in collaboration with partners is subject to risks, page 15

3.	Please disclose whether you will also collaborate with third parties for the manufacture of the 5-seater ES6 SUV, which is expected to be delivered in 2019.

In response to the Staff’s comment, the Company has revised the disclosure on page 15 of the Revised Draft Registration Statement.

4.	Define “JAC” the first time you use this term and briefly disclose the nature of your relationship with this entity.

In response to the Staff’s comment, the Company has revised the disclosure on page 15 of the Revised Draft Registration Statement.

Our vehicles are subject to motor vehicle standards, page 23

5.	We note your disclosure on page 23 that your vehicles “must pass various tests and undergo a certification process and be affixed with . . . CCC before delivery from the factory . . . and such certification is also subject to periodic renewal.” Please disclose whether your ES8, ES6 and ET7 vehicles have obtained this certification. To the extent they have not, disclose when you anticipate obtaining this certification.

In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the Revised Draft Registration Statement.

Our business plan require a significant amount of capital, page 25

6.	We note your disclosure on page 25 that you will need significant capital to conduct research and development and expand your production capacity as well as roll out your charging and servicing network and your NIO Houses. Please disclose an estimate of the amount of capital necessary to accomplish these goals.

The Company expects that its capital expenditure requirements will primarily be determined based on business demand. As noted in the Revised Draft Registration Statement, the Company currently expects deliveries of its first volume manufactured vehicle, the ES8, to the public in July 2018.

•	with respect to its charging solutions, the Company has disclosed on page 90 of the Revised Draft Registration Statement its current plan to have 40 to 80 swap stations and approximately 400 charging trucks in place by the end of 2018, based on its assessment of user demand. As the Company has not yet made large-scale public deliveries of the ES8, user demand may vary from its current expectations, both with respect to the type of charging solutions requested by users as well as locations where the services are needed;

•	capital expenditures on research and development activities are also expected to vary based on market acceptance and the success of the Company’s vehicles, services and software systems, which in turn would significantly impact the Company’s product planning strategy and level of research and development activities;

•	capital expenditures for production capacity may also vary as the Company’s factory under construction is currently being constructed by relevant Shanghai government entities. Once the factory is completed, the Company eventually plans to fit the factory with machinery and equipment which will require capital expenditures and the Company may also make improvements to the factory. However, the timing, amount and nature of the Company’s purchases of such equipment and of such improvements may vary based on demand for the Company’s vehicles (as higher demand would require a faster ramp up and a higher level of production capacity and if demand is lower, the Company may choose to slow the ramp up and decrease the level of capacity). Furthermore, although the Company has entered into a framework agreement with the relevant government entities for its future manufacturing plant, it has not contractually committed to make any purchases; and

•	the roll-out of the Company’s sales network, including NIO Houses, and pop-up NIO Houses will also vary based on business demand;

As a result of the foregoing, although the Company for internal planning purposes budgets its capital expenditures, given its limited operating history and that it is not yet able to clearly gauge the demand for its vehicles and services from its users, the Company respectfully submits that it does not believe setting forth the current budget for its future capital expenditures would be helpful to investors as that information may change. The Company has revised the risk factor on page 25 of the Revised Draft Registration Statement to note that its capital expenditure plans may vary from current expectations as a result of its limited operating history and user demand.

Use of Proceeds, page 60

7.	We note that you intend to use a portion of the proceeds to develop your manufacturing facilities. To the extent the proceeds will not be sufficient to accomplish the development of your manufacturing facilities or any other intended use of the proceeds, please disclose the amount and sources of other funds needed pursuant to Item 3.C.1 of Form 20-F. In addition, we note your disclosure on page 109 that you have started construction on your manufacturing facility in Shanghai. Disclose in your “Build our own manufacturing estimate, if possible, of when you expect to receive your EV manufacturing license.

In response to the Staff’s comment, the Company has revised the disclosure on pages 60 and 114 of the Revised Draft Registration Statement to provide the expected timing for obtaining its manufacturing license.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 78

8.	We note per the risk factor on page 15 that to the extent the Hefei manufacturing plant incurs any operating losses, you have agreed to compensate JAC for such losses. If management reasonably expects this arrangement could have a material unfavorable impact on income from continuing operations, describe this arrangement as an uncertainty in accordance with Item 5.D of Form 20-F pursuant to Item 4.a of Part I of Form F-1.

In response to the Staff’s comment, the Company has revised the disclosure on page 80 of the Revised Draft Registration Statement.

Capital Expenditures, page 85

9.	Please include a discussion of the costs incurred to date and the expected costs to be incurred associated with the construction of your manufacturing facility in Shanghai. Refer to Item 5.B.3 of Form 20-F.

As noted in the response to Comment 6, capital expenditures for production capacity may vary. The Company’s factory under construction is currently being constructed by relevant Shanghai government entities. Once the factory is completed, the Company eventually plans to fit the factory with machinery and equipment which will require capital expenditures and the Company may also make improvements to the factory. However, the timing, amount, and nature of the Company’s purchases of such equipment and of such improvements may vary based on demand for the Company’s vehicles (as higher demand would require a faster ramp up and higher level of production capacity and if demand is lower, the Company may choose to slow the ramp up and decrease the level of capacity). Furthermore, although the Company has entered into a framework agreement with the relevant government entities for its future manufacturing plant, it has not contractually committed to make any purchases. As a result, the Company respectfully submits that disclosing the current expected costs associated with the manufacturing facility in Shanghai would not be helpful to investors. In response to the Staff’s comment, the Company has revised the disclosure on page 90 of the Revised Draft Registration Statement to clarify the arrangement with the Shanghai government entities and that the Company has not incurred significant costs to date.

10.	Include a discussion of the costs incurred to date and the expected costs to be incurred associated with your suite of charging solutions described beginning on page 112, in particular in regard to battery charging stations and charging trucks. Refer to Item 5.B.3 and 5.D of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 90 of the Revised Draft Registration Statement.

The Company respectfully submits that its plans with respect to its charging infrastructure will primarily be made based on user demand. The Company has disclosed its plan to have 40 to 80 swap stations and approximately 400 charging trucks in place by the end of 2018, based on its assessment of user demand, but given the potential for adjustments within this plan and potential for varying locations, the Company respectfully submits that it is as yet unable to accurately forecast the costs associated with such charging solutions. Nonetheless, the Company does not expect such costs to represent a significant proportion of its capital expenditure requirements.

Business

Our Charging Solutions, page 112

11.	Please disclose the amount of time it takes to charge your vehicles with each of the charging methods you describe in this section.

In response to the Staff’s comment, the Company has revised the disclosure on pages 118 of the Revised Draft Registration Statement.

Power Express and Other Charging Solutions

Charging Stations and Access to Public Charging, page 113

12.	We note your disclosure on page 113 that your users are expected to have access to a network of public chargers, which, as of December 31, 2017, consisted of over 445 thousand publicly accessible charging piles. Describe the locations of these charging piles. Consider showing a map highlighting the areas where these charging piles are located. In addition, we note your disclosure that you own fast charging trucks, that you have 25 authorized service centers in ten cities and that you plan to initially have 30 service vans operating in ten cities. Please disclose the number of fast charging trucks you currently own and where you plan to operate these trucks. Also, identify the locations of your authorized service centers as well as the cities where your service vans will operate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 108, 118, 119 and 124 of the Revised Draft Registration Statement.

Manufacturing, Supply Chain and Quality Control, page 121

13.	We note your disclosure on page 23 that, “generally, all vehicles are made to order.” Assuming that all of the customers that reserved ES8 vehicles choose to purchase the vehicles, please provide an estimate of when you will be able to complete the delivery for these orders. In addition, after fulfilling the existing orders, disclose here and in the first complete risk factor on page 24 the estimated amount of time it will generally take for a customer to receive a vehicle after ordering it.

In response to the Staff’s comment, the Company has revised the disclosure on pages 24 and 128 of the Revised Draft Registration Statement.

Partnership with JAC, page 122

14.	Please disclose the percentage of revenues you expect to pay JAC and the term of the agreement. In addition, we note your disclosure on page 125 regarding your arrangement with GAC and the Changan joint venture agreement. For each agreement, disclose the term of the agreement and the distribution of any revenues to or future investments by the parties to the agreements.

The Company respectfully submits that the percentage of revenues paid to JAC is considered to be confidential and commercially sensitive information. The Company plans to submit a request for confidential treatment pursuant to Rule 406 of the Securities Act of 1933, as amended, requesting an order granting confidential treatment of certain portions of the Manufacturing Cooperation Agreement entered into with JAC. The Company plans to file such agreement as Exhibit 10.6 to its Registration Statement on Form F-1. In such request, the Company plans to request confidential treatment for the portion of such agreement which sets forth the price paid to JAC per vehicle manufactured. The Company believes this is sensitive as, among other things, both the Company and JAC believe the information could impact the Company’s partnerships with future potential partners as well as JAC’s partnerships with other vehicle manufacturers and would not materially impact an investor’s investment decision in the Company. Such reasoning will be further set forth in the request for Confidential Treatment.

In response to the Staff’s comment, the Company has revised the disclosure on pages 127, 128, 130 and 131.

Facilities, page 127

15.	We note your disclosure on page 109 that you have begun to build your own manufacturing facility in Shanghai in order to expand your manufacturing capacity for the ET7 and future models. However, we do not see this site listed in your facilities list on page 127. Please disclose this property pursuant to Item 4.D of Form 20-F, including an estimate of the amount of expenditure, including the amount of expenditures already paid and the estimated dates of completion, or advise. In addition, we note that you lease all of your property. If material, disclose the term of the leases.

As noted in the responses to Comments 6 and 9, the Company’s factory under construction is currently being constructed by relevant Shanghai authorities. The Company has disclosed on page 90 that it has not incurred capital expenditures in connection with such construction and that once the factory is completed by such entities, the Company plans to purchase and procure our equipment and make improvements to the factory which it expects will involve significant capital expenditures. However, as noted above the response to Comments 6 and 9, the timing, amount and nature of the Company’s purchases of such equipment and of such improvements may vary based on demand for the Company’s vehicles (as higher demand would require a faster ramp up and a higher level of production capacity and if demand is lower, the Company may choose to slow the ramp up or decrease the level of capacity). Furthermore, although the Company has entered into a framework agreement with the relevant government entities for its future manufacturing plant, it has not contractually committed to make any purchases.

The Company respectfully submits that the Shanghai manufacturing plant is currently under construction pursuant to a framework agreement with applicable counterparties, pursuant to which the Company expects to obtain a leasehold interest in the future. Although a site has been chosen, the Company does not yet have a lease in place for the land on which such plant is being constructed and therefore has not listed it in the facilities list on page 133 and 134. In future filings, once the Company enters into a lease agreement for such land and plant, the Company will include the manufacturing facility in its facilities list pursuant to Item 4.D of Form 20-F.

Management

Directors and Executive Officers, page 145

16.	We note that Bin Li, your CEO and chairman of the board, also currently serves on the board of Bitauto Holdings Limited, a company in your industry, and as the vice-chairman of China Automobile Dealers Association. Please tell us whether these positions may cause conflicts of interest with your business, and, to the extent that they could cause conflicts of interest, add a risk factor to address the potential conflicts.

The Company notes the Staff’s comment and respectfully submits that it believes that Bin Li’s other positions do not present conflicts of interest with his duties as Chairman and CEO of the Company. Bitauto Holdings Limited is a provider of internet content and marketing services and transaction services for China’s automotive industry. The Company believes that these services are ancillary in nature to those of automakers and that Bitauto’s business is not in competition with the Company’s business.

China Automobile Dealers Association (the “CADA”) is a national social organization, dedicated to promoting the development of China’s automobile dealer industry and bridging the gap between government and companies. Its members mainly include automobile sales companies, second-hand automobile dealers, automobile agencies, and automobile parts dealers. The Company believes that the purpose of CADA is to promote the dealing of automobiles in China and is thus not in conflict with the Company. As the vice-chairman of the CADA, Bin Li’s role is mainly a social function, which the Company believes does not pose a conflict of interest with his duties as Chairman and CEO of the Company.

Other Transactions with Related Parties, page 155

17.	Please disclose the term of each loan in this section. In addition, we note your disclosure on page 155 that you made a loan to Bin Li. Tell us when the loan to Bin Li as well as any other loans made by the company to other executives or directors will be repaid. To the extent that any loans with your executives or directors will not be paid prior to effectiveness, tell us how these arrangements comply with Section 13(k) of the Exchange Act. In addition, to the extent that any of your directors or officers are affiliated with the principal shareholders identified in this section, please disclose.

In response to the Staff’s comment, the Company has revised the disclosure on page 161.

General

18.	Please provide us mock-ups of any pages that include any pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling the printing and distribution of the preliminary prospectus, that we may have comments after our review of the materials.

The Company will submit mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions, to allow the Staff sufficient time for review.

*        *        *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Bin Li, Chairman and Chief Executive Officer, NIO Inc.

Louis T. Hsieh, Chief Financial Officer, NIO Inc.

Will H. Cai, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Geoffrey Wang, Partner, PricewaterhouseCoopers Zhong Tian LLP

Allen Wang, Partner, Latham & Watkins